Exhibit 3.1
THE COMPANIES ORDINANCE
MEMORANDUM OF ASSOCIATION
OF
SOLID AIR LTD.
1. The name of the Company in English is: Solid Air Ltd.
     The name of the Company in Hebrew is:
2. The purposes for which the Company is established are:
     (a) To develop, manufacture, sell and license computer and networking solutions (including software), components and products.
     (b) To purchase or otherwise acquire and to use patents and rights in respect of patents and invention rights, know-how, licenses, protections and rights that the Company acquires for itself or wishes to acquire for itself;
     (c) To purchase, take-on, lease or in exchange, hire or otherwise acquire and hold for any estate or interest any lands, buildings, easements, rights, privileges, concessions, patents, patent rights, licenses, secret processes, machinery, vehicles, equipment, plant, stock-in-trade, and any real or personal property of any kind necessary or convenient for department thereof and to develop and improve such patents and rights which the Company owns or seeks to own;
     (d) To erect, construct, lay down, enlarge, alter and maintain any shops, stores, factories, buildings, works, plant and machinery necessary or convenient for the Company’s business, and to contribute to or subsidize the erection, construction and maintenance of any of the above.
     (e) To conduct business as property owners and owners of rights, to sign contracts, to transact and manage all sorts of monetary business transaction, and to finance and manage any other business transaction which advance, directly or indirectly, the purposes of the Company;
     (f) To acquire in any manner or hold shares in any other company, or enter into any partnership or arrangement for sharing profits, union of interests, reciprocal concessions or cooperation with any company, firm or person carrying on or proposing to carry on any business within the purposes of this Company or which potentially could result in benefits, direct or indirect, to the Company;
     (g) To exercise all or any of the powers set out in the Articles of Association of the Company and to do all such other things as are incidental or conducive to the attainment of the objects of the Company; and
     (h) To perform all other activities which appear to the Company as an appropriate objective for the Company, without any connection to the above-mentioned purposes.

3. The liability of the members is limited.
4. The share capital of the Company is 32,700 New Israeli Shekels divided onto 32,700 Ordinary Shares of 1.00 New Israeli Shekels each.
We, the undersigned, want to incorporate as a company, in pursuance of this Memorandum of Association, and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names.

Name and			Number of Shares
Addresses of	I.D and		taken by each
Subscribers	Description	Signature	Subscriber

K.H Trustees Ltd.	51-116277-8	/s/ Amir Halevy	1 Ordinary Share
30 Kalisher Street	Company
Tel Aviv

Kleinhendler and	51-119196-4	/s/ Amir Halevy	1 Ordinary Share
Halevy Trustees Ltd.	Company
30 Kalisher Street
Tel Aviv		TOTAL	2 Ordinary Shares

Dated this 7th day of April, 1997

Witness to the above signatures /s/ Illegible
Advocate